UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. -------)*


                           Spinnaker Industries, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    848926101
                                    ---------
                                 (CUSIP Number)

                               September 26, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     Not Applicable.

      1.      Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only):

              Roger Williams University
              -------------------------

      2.      Check the Appropriate Box if a Member of a Group
                (See Instructions)
              (a)    Not applicable............................................
              (b)    Not applicable............................................

      3.      SEC Use Only
              .................................................................

      4.      Citizenship or Place of Organization:  Rhode Island
                                                    ------------
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

     5.  Sole Voting Power                       430,000
                                                 -------

     6.  Shared Voting Power                     None
                                                 -------

     7.  Sole Dispositive Power                  430,000
                                                 -------

     8.  Shared Dispositive Power                None
                                                 -------

     9.  Aggregate Amount Beneficially
         Owned by Each Reporting Person          430,000
                                                 -------

    10.  Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares
         (See Instructions).                     Not Applicable
                                                 --------------

    11. Percent of Class Represented
        by Amount in Row (9)                     12.1% (1)

    12. Type of Reporting Person
        (See Instructions)                       CO
                                                ---------------

Item 1.
             (a)   Name of Issuer:  Spinnaker Industries, Inc.
             (b)   Address of Issuer's Principal Executive Offices:
                        518 E. Water Street, Troy, Ohio  45373

Item 2.
             (a)   Name of Person Filing:  Roger Williams University
             (b)   Address of Principal Business Office or, if none, Residence:
                    One Old Ferry Road, Bristol, Rhode Island  02809
             (c)   Citizenship:  Rhode Island
             (d)   Title of Class of Securities:  Class A Common Stock
             (e)   CUSIP Number:   848926101

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is
                a:  Not applicable.
             (a)   [   ]   Broker or dealer registered under section 15 of the
                            Act (15 U.S.C. 78o).
             (b)   [   ]   Bank as defined in section 3(a)(6) of the
                            Act (15 U.S.C. 78c).
             (c)   [   ]   Insurance company as defined in section 3(a)(19)
                            of the Act (15 U.S.C. 78c).
             (d)   [   ]   Investment company registered under section 8 of
                            the Investment Company Act of 1940 (15 U.S.C 80a-8).
             (e)   [   ]   An investment adviser in accordance with
                            ss.240.13d-1(b)(1)(ii)(E);
             (f)   [   ]   An employee benefit plan or endowment fund in
                            accordance with ss.240.13d-1(b)(1)(ii)(F);
             (g)   [   ]   A parent holding company or control person in
                            accordance with ss. 240.13d-1(b)(1)(ii)(G);
             (h)   [   ]   A savings associations as defined in Section 3(b)
                            of the Federal Deposit Insurance Act
                            (12 U.S.C. 1813);
             (i)   [   ]   A church plan that is excluded from the definition
                            of an investment company under section 3(c)(14)
                            of the Investment Company Act of 1940 (15
                            U.S.C. 80a-3);
             (j)   [   ]   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)   Amount beneficially owned:     430,000 shares.
                                            --------------

       (b)   Percent of class:              12.1% (1).
                                            ---------

       (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote 430,000 shares.
                                                         --------------

           (ii) Shared power to vote or to direct the vote Not applicable.
                                                           --------------

          (iii) Sole power to dispose or to direct the disposition of
                                                           430,000 shares.
                                                           --------------

           (iv) Shared power to dispose or to direct the disposition of
                                                           Not applicable.
                                                           --------------


Item 5.      Ownership of Five Percent or Less of a Class:  Not applicable.
                                                            --------------
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                                                            Not Applicable.
                                                            ---------------

Item 8.      Identification and Classification of Members of the Group
                                                            Not Applicable.
                                                            ---------------

Item 9.      Notice of Dissolution of Group                 Not Applicable.
                                                            ---------------
Item 10.     Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
                                   ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2001
----------------
    Date

ROGER WILLIAMS UNIVERSITY


By:/s/ Ralph R. Papitto
       -------------------------
Name:  Ralph R. Papitto
Title:  Chairman of the Board of Trustees


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

(1) The Issuer's authorized capital stock consists of (A) 10,000,000 shares of Class A Common Stock, of which 3,566,067 are issued and outstanding and (B) 15,000,000 shares of Common Stock, of which 3,775,680 are issued and outstanding. The reporting person beneficially owns 430,000 shares of Class A Common Stock, which the reporting person acquired as a charitable donation. The Issuer's Common Stock and Class A Common Stock enjoy the same rights and priorities upon liquidation or dissolution and vote together as one class on all matters except as otherwise provided by law, except each share of Common Stock held by the reporting person is entitled to 1/10 of one vote and each share of Class A Common Stock is entitled to 1 vote.
     Thus: (A) the reporting person holds 12.1% of the Class A Common Stock voting as a single class and 10.9% of the total voting control of the Issuer and (B) the reporting person owns 5.9% of the total equity of the Issuer.







Schedule 13G (SEC).DOC